8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

June 16, 2015

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mara L. Ransom

Assistant Director

RE:	8point3 Energy Partners LP
Amendment No. 5 to Registration Statement on Form S-1
Filed June 10, 2015
File No. 333-202634

Ladies and Gentlemen:

On behalf of 8point3 Energy Partners LP (the “Partnership”), enclosed is a copy of Amendment No. 6 (“Amendment No. 6”) to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR.

Set forth below is the Partnership’s response to the Staff’s comment, preceded by the Staff’s comment for ease of reference.

Amendment No. 5 to Registration Statement on Form S-1 Filed June 10, 2015

Exhibit 5.2

1.	Please have counsel remove assumptions (a) and (b) on the penultimate paragraph on page two of the legal opinion as these assumptions appear to be overly broad. Please see Section II.B.3.a of Staff Legal Bulletin No. 19, dated October 14, 2011.

RESPONSE: The opinion has been revised consistent with the above comment.

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC, its general partner

By:	/s/ Charles D. Boynton
Charles D. Boynton Chief Executive Officer

cc:	Jennifer López, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Adam Phippen, Securities and Exchange Commission
Robyn Manuel, Securities and Exchange Commission
Mark R. Widmar, 8point3 General Partner, LLC
Joshua Davidson, Baker Botts L.L.P.
Gerald Spedale, Baker Botts L.L.P.
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Lance T. Brasher, Skadden, Arps, Slate, Meagher & Flom LLP
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.